Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

What to Expect From the Yieldstreet Prism Fund



With the [Yieldstreet Prism Fund](#), investors have access to numerous alternative asset classes, all within a single fund. This investment product, available exclusively through the Yieldstreet platform, allows investors (regardless of accreditation status or net worth), to gain exposure to a wide range of alternative asset classes—under the exclusive management of Yieldstreet.

The Yieldstreet Prism Fund is a Closed-End Fund (CEF) that assists investors in creating a fixed-income portfolio—a portfolio of investments that pay interest, dividends or distributions, if performing, until their maturity.

What's the goal of the Yieldstreet Prism Fund?

The Fund's primary objective is the generation of income for investors through investments in loans, bonds, and other debt instruments. The Fund aims to maximize the total return over the life of the Fund while simultaneously preserving capital within the Fund and managing the volatility of the assets over time. You can [read more about the Fund's investment strategy here](#).

The Yieldstreet Prism Fund expects to pay out quarterly distributions, at an annualized distribution rate of 7%.[1] The Fund's expected quarterly distributions and its distribution rate will be determined by the Fund's board of directors in its sole discretion.

What is the duration of the Fund, and is liquidity an option?

The termination date of the Fund is March 2024[2], with a potential option to investors for limited liquidity in June 2021. Then, on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to the Fund's board of directors approval and certain limitations that are outlined in the Fund's prospectus.[3]


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Build a fixed-income portfolio—investing across multiple Yieldstreet asset classes with a single allocation.
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What fees and expenses are associated with the Fund?

As with most funds currently available in the broader market, there are fees and expenses associated with the the Yieldstreet Prism Fund:

- Annual Management Fee: 1.0%[4]
- Annual Administrative Expense: Maximum of 0.50%[5]

Let's break these fees down a bit. The **Annual Management Fee** is the compensation that Yieldstreet receives for providing investment advice to the Fund. In regards to the **Annual Administrative Expense,** the Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs, and expenses incurred by the administrator and its affiliates in providing such services.

Is the Fund's investing process the same as other offerings?

The investing process for the Yieldstreet Prism Fund is slightly different from other offerings available on the Yieldstreet platform. Below are a few key steps to be aware of when investing in the Fund.

- There's an initial investment window. During this initial window, investors submit their total desired allocation for the Yieldstreet Prism Fund. However, funds are not

withdrawn from Yieldstreet Wallets at this time. All funds will be pulled from Wallets once the investment window closes.

- It takes a few days for investor funds to be invested. Once all funds are withdrawn from investor Wallets, it will take approximately two business days for initial assets to be placed into the Fund.



- Unlike single-asset class offerings on our platform,the value of Yieldstreet Prism Fund shares are calculated regularly. The per-share value of the Fund is calculated using the Fund's Net Asset Value (NAV). The NAV will be determined on at least a quarterly basis.

- Distributions from the Yieldstreet Prism Fund are expected to be paid out quarterly, subject to the discretion of the Fund's board of directors and based on the Fund's performance over the previous quarter. For more information on this, please refer to the Fund's prospectus.

For additional information to reference for information on the Yieldstreet Prism Fund, please see the following resources:

What is the Yieldstreet Prism Fund?
Yieldstreet Prism Fund investment strategy
Who can invest in the Yieldstreet Prism Fund?

Where the Yieldstreet Prism Fund fits in the fund landscape
The Yieldstreet Prism Fund Distribution Rate Explained
What is Net Asset Value (NAV)?
What is a Distribution Reinvestment Plan (DRIP)?
Yieldstreet Prism Fund FAQs

As always, feel free to reach out to our team with additional questions at investments@yieldstreetprismfund.com. And to familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

1 Reflects the initial quarterly distribution declared by the Fund's Board of directors on February 6, 2020, which was paid to stockholders of record as of June 10, 2020 and is based on the initial offering price of $10 per share. The Fund's Board declared a distribution to stockholders in the amount of $0.1750 per share to be paid on September 14, 2020 to stockholders of record as of September 10, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

[2]The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[3]The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

[4]The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

[5]The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

[6] This assumes that we utilize leverage at a rate equal to 10% of our average net assets at an assumed interest rate of 2.5% per annum.

This communication and the information contained in this article are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website (or article contained therein) is not an endorsement, authorization or representation of our affiliation with that third party (or article). We do not exercise control over third-party websites, and we are not responsible or liable for the accuracy, legality, appropriateness or any other aspect of such website (or article contained therein).